July 20, 2005

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Stop 1-4

Washington, D.C. 20549-1004

Attention: Filing Desk

Re:	Dynatem, Inc. – Response to Comment Letter dated May 25, 2005;

Form 10-KSB for the year ended May 31, 2004;

File No. 000-16250

Ladies and Gentlemen:

This letter is submitted on behalf of Dynatem, Inc. (the “Company”). With respect to your comments, as sequentially numbered in your letter dated May 25, 2005, please be advised as follows:

FORM 10-KSB FOR THE YEAR ENDED MAY 31, 2004

Notes to Financial Statements – Page F-7

Note 1. Organization and Summary of Significant Accounting Policies – Revenue Recognition – Page F-9

1.	The staff’s comments are noted and will be reflected in future filings. For the staff’s information and for purposes of clarification, please note as follows:

VME

As noted on page 3 of the Form 10-KSB, the VME product group is the Company’s principal product group. This product group consists of hardware only. A customer will place an order. The Company then fills the order and ships the product to the customer FOB shipping point, with a warranty from 90 days to one year depending on the type of hardware sold. Revenue is recognized at the time the product is shipped.

Securities & Exchange Commission

July 20, 2005

Software

As noted on page 4 of the Form 10-KSB, the Company sells software drivers and software it has purchased from other suppliers (operating system software for resale). The volume of resale software is minimal and only involves installing an operating system in order to pre-install software drivers if the customer requests pre-installation (the drivers cannot be installed unless there is an operating system). The software drivers are sold with the related hardware as an “off the shelf product.” Software resale represents “off the shelf” operating systems designed, maintained, and supported by the original software manufacturer. The Company provides support to its customers under the terms of its warranty and does not supply software support services billed separately. There are no multiple element software sales as described in SOP 97-2. The Company’s software sale activities are incidental to the core hardware products sold and the Company is not in the business of selling software; rather, it is necessary for the Company to supply integration of the various hardware products it sells. Such integration is done by software drivers, which in effect are part of the hardware.

Microsys

The Company is a distributor of Microsys products and purchases such products from Microsys as needed. The Company reports the related revenue on a “gross revenue basis” under EITF 99-19 because the Company is (1) the primary obligor in the arrangement, (2) has the general inventory risk, (3) has reasonable latitude to establish the price with the customer, (4) changes the mix of the products between Microsys and Company products as required, (5) determines the customer needs, (6) has physical loss inventory risk, and finally (7) has the credit risk.

In response to the Staff’s request that the Company supplementally describe its revenue recognition policy for each type of product and service that it sells, we note further, as follows:

CPU Boards – The Company manufactures boards classified as hardware products and recognizes revenue upon shipment.

Systems and Software – The Company does not develop operating system software and is not in this line of business. The Company sells hardware systems and related software drivers.

Securities & Exchange Commission

July 20, 2005

Software Drivers – The Company develops and sells software drivers with its hardware products. Revenue is recognized upon shipment of the related hardware products.

Support Services – The Company does not provide support services. It provides a hardware warranty. If the product does not work, the Company repairs or replaces the product.

Hardware – The Company manufactures computer hardware as noted above and recognizes revenue upon shipment of the product.

Distribution of Microsys Products – The Company is a distributor of Microsys products and recognizes revenue as noted above in accordance with EITF 99-19.

Resale of Other Manufacturer’s Software – The Company is not is the business of selling software and rarely sells an operating system (such as Windows XP) in order for pre-installation of drivers. The Company recognizes the revenue upon shipment of the related hardware products. Software sales of this type are very minor.

Custom Designed Products and Software – The Company occasionally provides custom designed hardware products, but generally builds single board products for sale to its general customer base.

This letter also will confirm, on behalf of the Company, that it acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your courtesy and attention. As noted previously, the Company will provide additional information on the foregoing in its future filings commencing with the filing of its Form 10-KSB for the year ending May 31, 2005 on or before August 29, 2005. If you have any questions, please contact me immediately.

Very truly yours,
HIGHAM, MCCONNELL & DUNNING LLP

/s/ Curt C. Barwick
Curt C. Barwick

cc:	Michael Horan

Belen Ramos